DIRTY DILL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2024

DIRTY DILL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2024

TABLE OF CONTENTS



15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Accountants' Report

To the Board of Directors and Members
Dirty Dill, LLC

We have reviewed the accompanying financial statements of Dirty Dill, LLC, which comprise the balance sheet as of December 31, 2024, and the related statement of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 25, 2026

DIRTY DILL, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2024

		2024
Assets		
Current Assets		
Cash and Cash Equivalents	$	160,301
Accounts Receivable		56,138
Other Receivable		7,200
Deposits		20
Total Current Assets		223,659
Property and Equipment		122,600
Other Assets		11,341
Total Assets	**$**	**357,600**
Liabilities and Equity		
Accounts payable and liabilities	$	19,926
Total current liabilities		19,926
Loans from members		300,000
Loans		31,476
Total Liabilities		351,402
Members' Equity		6,198
Total Liabilities and Equity	**$**	**357,600**

The accompanying notes and independent accountant's review report.

DIRTY DILL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2024

		2024
Revenue	$	311,028
Cost of Goods sold		144,572
Gross Profit		166,456
Operating Expenses		
Advertising and Marketing		23,886
Depreciation		20,433
General and Administrative		222,127
Total Operating Expenses		266,446
Operating Income (loss)		(99,990)
Other (Income) Expense:		
Other Income		2,700
Other Expense		1,316
Total Other (Income) Expense		(1,384)
Net Loss	**$**	**(98,606)**

The accompanying notes and independent accountant's review report.

DIRTY DILL, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2024

	Members' Equity		Total	
Ending Balance 1/1/2024	$	106,204	$	106,204
Capital Contribution		-		-
Distribution		(1,400)		(1,400)
Net income (loss)		(98,606)		(98,606)
Ending Balance 12/31/2024	**$**	**6,198**	**$**	**6,198**

The accompanying notes and independent accountant's review report.

DIRTY DILL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2024

	2024
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (98,606)
Depreciation	20,433
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivables	37,865
Accounts payable	51,109
NET CASH PROVIDED BY OPERATING ACTIVITIES	10,801
CASH FLOWS USED IN FINANCING ACTIVITIES	
Distributions	(1,400)
Net Cash Provided Used in Financing Activities	(1,400)
CHANGE IN CASH AND CASH EQUIVALENTS	9,401
Cash and Cash Equivalents - Beginning of Year	150,900
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 160,301

The accompanying notes and independent accountants' review report.

NOTE 1 –DESCRIPTION OF BUSINESS

Dirty Dill , LLC (the "Company") was formed in June 2020. The Company was incorporated in the State of Colorado. The Company is a Denver based Distillery offering a variety of vodka/pickle shots.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2024; and
(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2024 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation computed using straight-line methods over the following periods:

Assets	Years
Equipment and Furniture	7

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Income taxes

The Company is a Limited Liability Company, and is classified as a partnership for Federal income tax purposes. The Company's profits and losses are reportable by the members on their respective income tax returns. Accordingly, no provision for income taxes has been reflected in these financial statements.

The Company has no unrecognized tax benefits at December 31, 2024. Currently, the Company's U.S. Federal income tax returns for 2024 are open and subject to examination by the taxing authorities.

The Company's policy for recognizing interest and penalties associated with tax matters is to record them as part of other expenses and include accrued interest and penalties with the related tax liability on the balance sheet.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I. quoted prices for similar assets or liabilities in active markets;
II. quoted prices for identical or similar assets in markets that are not active;

III. observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV. inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 — PROPERTY AND EQUIPMENT

	2024
Property and Equipment	$ 143,600
Total	143,600
Less accumulated depreciation	(21,000)
Property and Equipment, net	**$ 122,600**

Depreciation expense for the year ended December 31, 2024 was $20,433.

NOTE 5 - RELATED PARTY TRANSACTIONS

During December 2024, the Company received funds from a related party. These funds were used primarily to pay for the Company's operating expenses. As of December 31, 2024, the amount due to the related party was $300,000.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2024, through April 25, 2026, the issuance date of the financial statements.

DIRTY DILL, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2025

DIRTY DILL, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2025

TABLE OF CONTENTS



BAS PARTNERS
Certified Public Accountants

15800 Pines Blvd. Suite 3002
Pembroke Pines, FL 33027
Telephone: 954-362-5195
Fax: 954-430-8776

Independent Accountants' Report

To the Board of Directors and Members
Dirty Dill, LLC

We have reviewed the accompanying financial statements of Dirty Dill, LLC, which comprise the balance sheet as of December 31, 2025, and the related statement of operations, changes in members' equity, and cash flows for the year then ended and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the combined financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

BAS Partners LLC

Pembroke Pines, Florida
April 25, 2026

1

DIRTY DILL, LLC
BALANCE SHEET
AS OF DECEMBER 31, 2025

		2025
Assets		
Current Assets		
Cash and Cash Equivalents	$	68,803
Accounts Receivable		124,067
Other Receivable		7,200
Inventory		76,537
Prepaid and Deposits		3,449
Total Current Assets		280,056
Property and Equipment		84,618
Other Assets		11,341
Total Assets	**$**	**376,015**
Liabilities and Equity		
Accounts payable and liabilities	$	42,151
Total current liabilities		42,151
Loans from members		5,914
Loans		19,810
Total Liabilities		67,875
Members' Equity		308,140
Total Liabilities and Equity	**$**	**376,015**

The accompanying notes and independent accountants' review report.

DIRTY DILL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
Revenue	$ 752,564
Cost of Goods sold	294,812
Gross Profit	457,752
Operating Expenses	
Advertising and Marketing	80,925
Depreciation	20,903
General and Administrative	589,878
Total Operating Expenses	691,706
Operating Income (loss)	(233,954)
Other (Income) Expense:	
Other Income	(11)
Other Expense	264
Total Other (Income) Expense	275
Net Loss	$ (234,229)

The accompanying notes and independent accountants' review report.

DIRTY DILL, LLC
STATEMENT OF MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Members' Equity		Total
Ending Balance 1/1/2025	$ 6,198	$	6,198
Capital Contribution	596,002		596,002
Distribution	(59,831)		(59,831)
Net income (loss)	(234,229)		(234,229)
Ending Balance 12/31/2025	$ 308,140	$	308,140

The accompanying notes and independent accountants' review report.

DIRTY DILL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2025

	2025
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (234,229)
Depreciation	20,903
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts receivables	(67,929)
Inventory	(76,537)
Deposits and prepaid expense	(3,429)
Accounts payable	43,071
NET CASH USED OPERATING ACTIVITIES	(318,150)
CASH FLOWS USED IN INVESTING ACTIVITIES	
Purchase of property and equipment	(3,767)
NET CASH USED IN INVESTING ACTIVITIES	(3,767)
CASH FLOWS USED IN FINANCING ACTIVITIES	
Proceeds from capital contributions	596,002
Payment of loan	(305,752)
Distributions	(59,831)
NET CASH PROVIDED BY FINANCING ACTIVITIES	230,419
CHANGE IN CASH AND CASH EQUIVALENTS	(91,498)
Cash and Cash Equivalents - Beginning of Year	160,301
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 68,803

The accompanying notes and independent accountants' review report.

NOTE 1 –DESCRIPTION OF BUSINESS

Dirty Dill , LLC (the "Company") was formed in June 2020. The Company was incorporated in the State of Colorado. The Company is a Denver based Distillery offering a variety of vodka/pickle shots.

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Preparation

The Company's financial statements presented are prepared in accordance with the accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant items subject to estimates and assumptions include the carrying value of fixed asset and accounts receivables. Actual results could differ significantly from such estimates.

Cash and cash equivalents

Cash and cash equivalents consist of demand deposits at banks and highly liquid deposits at banks with an original maturity of three months or less.

Revenue Recognition

The Company has adopted Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, which amended *Revenue from Contracts with Customers (Topic 606)* of the Accounting Standards Codification. As part of the adoption of the new standard, the Company elected the following transition practical expedients:

(i)   to apply the new standard only to contracts that are not completed as of January 1, 2025; and
(ii)   to reflect the aggregate effect of all contract modifications prior to January 1, 2025 in identifying satisfied and unsatisfied performance obligations, determining the transaction price, and allocating the transaction price. Because contract modifications are minimal, there is not a significant impact as a result of electing these practical expedients.

The Company recognizes revenue related to sales of products (i) persuasive evidence of an arrangement exists. (ii} delivery has occurred or services have been rendered to the customer, (iii) the fee is fixed or determinable. and (iv) collectability is reasonably assured. The Company typically records revenues when services are performed .

NOTE 2 –SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation computed using straight-line methods over the following periods:

Assets	Years
Equipment and Furniture	7

Impairment of Long-Lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets might not be recoverable. Conditions that would necessitate an impairment assessment include a significant decline in the observable market value of an asset, a significant change in the extent or manner in which an asset is used, or a significant adverse change that would indicate that the carrying amount of an asset or group of assets is not recoverable.

For long-lived assets to be held and used, the Company recognizes an impairment loss only if its carrying amount is not recoverable through its undiscounted cash flows and measures the impairment loss based on the difference between the carrying amount and fair value.

Income taxes

The Company is a Limited Liability Company, and is classified as a partnership for Federal income tax purposes. The Company's profits and losses are reportable by the members on their respective income tax returns. Accordingly, no provision for income taxes has been reflected in these financial statements.

The Company has no unrecognized tax benefits at December 31, 2025. Currently, the Company's U.S. Federal income tax returns for 2025 are open and subject to examination by the taxing authorities.

The Company's policy for recognizing interest and penalties associated with tax matters is to record them as part of other expenses and include accrued interest and penalties with the related tax liability on the balance sheet.

NOTE 3 – FAIR VALUE MEASUREMENTS

The Company reports its fair value measures using a three-level hierarchy that prioritizes the inputs used to measure fair value. This hierarchy, established by GAAP, requires that entities maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs used to measure fair value are as follows:

- Level 1. Quoted prices for identical assets or liabilities in active markets to which the organization has access at measurement date.

- Level 2. Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include:

I.   quoted prices for similar assets or liabilities in active markets;
II.   quoted prices for identical or similar assets in markets that are not active;

III.   observable inputs other than quoted prices for asset or liability (for example, interest rates and yield curves); and

IV.   inputs derived principally from, or corroborated by, observable market data by correlation or by other means.
- Level 3. Unobservable inputs for asset or liability. Unobservable inputs should be used to measure the fair value to the extent that observable inputs are not available.

When available the Company measures fair value using level 1 inputs because they generally provide the most reliable evidence of fair value. The primary use of fair value measures in the financial statements is the initial measurement of cash and cash equivalents.

NOTE 4 — PROPERTY AND EQUIPMENT

	2025
Property and Equipment	$ 147,367
Total	147,367
Less accumulated depreciation	(62,749)
Property and Equipment, net	$ **84,618**

Depreciation expense for the year ended December 31, 2025 was $20,903.

NOTE 5 - RELATED PARTY TRANSACTIONS

During December 2025, the Company received funds from a related party. These funds were used primarily to pay for the Company's operating expenses. As of December 31, 2025, the amount due to the related party was $5,914.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2025, through April 25, 2026, the issuance date of the financial statements.